UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:   1-9493

Paxar Corporation
____________________________________________________________________________________
(Exact name of registrant as specified in its charter)

105 Corporate Park Drive White Plains, New York 10603 Boise, Idaho (914) 697-6800 ____________________________________________________________________________________
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.10 par value
____________________________________________________________________________________
(Title of each class of securities covered by this Form)

None
____________________________________________________________________________________
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)(i)	[X]	Rule 12h-3(b)(l)(i)	[X]
Rule 12g-4(a)(l)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date:

Common Stock: 1 holders of record

Pursuant to the requirements of the Securities Exchange Act of 1934, Paxar Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 15, 2007

PAXAR CORPORATION

By: /s/ Richard P. Randall
Name: Richard P. Randall
Title: Vice President and Secretary